Exhibit 4.2


                  GUARANTY OF VALIDITY AND LIMITED PERFORMANCE



The undersigned, Steve Solomon ("Guarantor"), is financially interested in Citadel Security Software Inc. ("Client"). In order to induce Allied Capital Partners, L.P. ("Allied") to purchase accounts of Client pursuant to the Factoring Agreement by and between Allied and Client (the "Factoring Agreement"), Guarantor hereby personally guarantees, warrants and represents that all of its presently existing and hereinafter arising or created accounts (as that term is defined by the UCC) (the "Accounts"): (i) are owned solely by Client, which has the power to transfer the Accounts and its title to the Accounts as free of all adverse claims, liens, security interests and restrictions on transfer, encumbrance or pledge, except as created by the Factoring Agreement; (ii) set forth the correct and complete terms of sale, which have not been and will not be altered or amended; (iii) are valid and owing, and all goods and services giving rise to the Accounts have been provided or delivered to the extent required by Client's agreement with the Account Debtor; (iv) will not be paid by a preference payment or fraudulent transfer (as defined by the Bankruptcy Code or the relevant law of any state); (v) are not and shall not become subject to a defense or claim in recoupment or setoff that can be asserted against Allied; (vi) are not owing by Account Debtors that were subject to insolvency or bankruptcy proceedings concerning which Client had any notice as of the date the Account is or was sold, or in which Client owns an interest of any kind; (vii) if purchased by Allied, shall be reflected on Client's books and records in accordance with generally accepted accounting principles and disclosures required by the Securities and Exchange Commission; and (viii) if purchased by Allied, shall be evidenced by an invoice and each such invoice shall have printed on the face thereof a statement, approved by Allied, notifying the Account Debtor that the invoice has been sold and assigned to Allied and is payable only to Allied at its above-stated place of business and that, if the Account is paid, the Account will be paid by the Account Debtor in accordance with such instructions. Guarantor also guarantees that the Client will at all times treat each Account purchased by Allied under the Factoring Agreement and, all payments thereof, as the sole property of Allied and further guarantees the Client's faithful performance of its obligations arising under paragraph 13 of the Factoring Agreement entitled "Property of Allied/Proceeds and Returned Goods Held in Trust." This agreement may not be revoked by Guarantor without the written consent of Allied.

Guarantor's liability hereunder shall not be affected by (a) any revocation, release, modification or settlement of all or any portion of the liability of another guarantor of Client's liabilities to Allied or of any Account purchased by Allied or constituting collateral securing payment of Client's liabilities to Allied, or (b) any modification or rearrangement of the liabilities of Client to Allied, effected without the prior knowledge or consent of Guarantor.

All amounts payable hereunder are payable on demand of Allied at Dallas, Dallas County, Texas. The laws of the State of Texas shall govern and control the interpretation and enforcement of this Guaranty. In the event it becomes necessary to file suit to collect any amounts due and owing hereunder, Allied my recover its reasonable attorney's fees, cost of suit and interest on all amounts owing hereunder at a rate of 10% per annum it its judgment against Guarantor. Guarantor waives notice of default, opportunity to cure, presentment and demand.

Executed on this 31st day of October, 2005


GUARANTOR:

Steve Solomon

By: /s/ Steven B. Solomon

Its: CEO